Notice from Filer: Form 13F was filed November 13,
2013, on behalf of Talkot Capital, LLC, CIK 0001569502, was erroneuosly filed with Thomas B. Akin's CIK, 0001026505. The 13F filing submitted erroneously for Thomas B. Akin, CIK 0001026505, was in error and should be disregarded.